[redacted]

SECU 11022115 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 23669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instinet, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 avenue of the Americas
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathalie Cahlik-Leroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet, LLC, as of March 31st, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE V BURGONIO
Notary Public - State of New York
NO. 01BU6190067
Qualified in Kings County
My Commission Expires 07/14/2012

[Signature]
Signature

CFO
Title

Caroline V. Burgonio
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Instinet, LLC
(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)
March 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Instinet, LLC
(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

To the Member of
Instinet, LLC

We have audited the accompanying statement of financial condition of Instinet, LLC ("the Company") as of March 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Instinet, LLC at March 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 26, 2011

Instinet, LLC
(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2011

Assets	
Cash and cash equivalents (includes $2,000,000 of restricted cash)	$ 130,063,374
Cash segregated in compliance with federal regulations	11,700,000
Securities borrowed	23,780,000
Receivable from broker-dealers and clearing organizations	126,062,560
Receivable from customers	38,710,235
Transaction fees and other receivables, net	33,349,612
Receivable from affiliates	6,443,895
Deferred tax asset	1,819,888
Other assets	2,611,932
Total assets	$ 374,541,496
Liabilities and Member's Equity	
Securities loaned	$ 38,758,300
Accounts payable	44,824,312
Payable to broker-dealers and clearing organizations	44,282,414
Payable to customers	38,928,489
Accrued compensation	13,578,194
Payable to affiliates	8,116,434
Accrued expenses and other liabilities	16,979,960
Total liabilities	205,468,103
Commitments and contingent liabilities	
Total Member's equity	169,073,393
Total liabilities and Member's equity	$ 374,541,496

See accompanying notes.

Instinet, LLC
(A Wholly-Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Statement of Financial Condition

March 31, 2011

1. Nature of Business

Instinet, LLC (the "Company" or "Instinet") is a wholly-owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holdings, Inc. ("NHI").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated regulatory authority.

Additionally the Company is a member of BATS Y-Exchange, BATS Z-Exchange, Boston Options Exchange, Chicago Stock Exchange, Chicago Board Options Exchange, C2 Options Exchange, CBOE Stock Exchange, EDGA Exchange, EDGX Exchange, International Securities Exchange, NASDAQ OMX BX (formerly, Boston Stock Exchange), NASDAQ OMX PHLX (formerly, Philadelphia Stock Exchange), the NASDAQ Options Market, the NASDAQ Stock Market, National Stock Exchange, the New York Stock Exchange, NYSE Amex and NYSE Arca.

Further, Instinet is a futures commission merchant registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

Instinet is a global electronic agency securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional customers for the execution of their securities orders in global market centers or with other customers. The Company's customers may also trade outside traditional market hours and obtain select independent third-party research. Instinet acts as a clearing broker for its customers, provides securities clearance, customer financing and securities lending services.

2. Significant Accounting Policies

Change in Fiscal Year-End

Instinet, LLC changed its fiscal year-end from December 31 to March 31 to follow the fiscal year of its ultimate parent, NHI.

Accounting Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates used in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2011, cash and cash equivalents included $126,277,641 invested in money market mutual funds defined under Rule 2a-7 of the Investment Company Act of 1940 and money market deposits held at five major U.S. financial institutions. As these money market funds are valued based on quoted net asset values, the carrying value of these instruments at March 31, 2011 approximated fair value.

The Company also has $2,000,000 of restricted cash fully securing two letters of credit. These two letters of credit were issued by a diversified U.S. financial institution on behalf of the Company to secure certain of the Company's customers' soft dollar credit balances, only in the event of the bankruptcy of the Company. These letters of credit totaled $2,000,000 at March 31, 2011 and have final expiration dates of May 31, 2012 for $1,000,000 and December 31, 2012 for $1,000,000. At March 31, 2011, no amounts had been drawn under any of the letters of credit.

Cash Segregated in Compliance with Federal Regulations

The Company had $11,700,000 in cash at March 31, 2011 segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

2. Significant Accounting Policies (continued)

Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lenders as collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral

The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of market value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that typically exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. At March 31, 2011, the Company obtained securities with a fair value of approximately $23,115,387 on such terms, of which approximately $17,625,067 have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs.

Receivable from and Payable to Customers

Amounts receivable from and payable to customers represent contractual amounts from securities transactions and are reported on a settlement date basis. Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected on the statement of financial condition.

Redemption Receivable, Net

During the fifteen-month period ended March 31, 2011, the Company received $4,076,058 from a money market fund that was in liquidation and recorded a 100% allowance for its residual redemption receivable of $112,334 which represents management's best estimate of the asset's fair value as of March 31, 2011.

2. Significant Accounting Policies (continued)

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables are reported net of an allowance for doubtful accounts of $641,419. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

Transaction Fees, Net

Transaction fees are generated by customers trading securities and are charged on a per share basis. Transaction fees are recorded on a trade-date basis.

Soft Dollar Arrangements

A significant portion of the Company's transaction fee revenue is the result of trading activity executed under soft dollar arrangements with its customers. The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company obligated to provide any services or benefits to customers under these arrangements before payment is received.

Section 28(e) of the U.S. Securities Exchange Act of 1934, as amended, provides a "safe harbor" to trading advisors to use soft dollars generated to obtain investment research and brokerage services that provide lawful and appropriate assistance to the advisor in the performance of investment decision-making responsibilities.

Soft dollar expense primarily relates to the purchase of third-party research products and is recorded on a trade-date basis. The Company reports its transaction fee revenue from soft dollar customers gross of its soft dollar expense, as it is the primary obligor under such arrangements.

Instinet recorded $5,344,283 of prepaid soft dollar expenses, net of an allowance for doubtful accounts of $436,819, in transaction fees and other receivables, net on the statement of financial condition. The Company also recorded $44,720,661 of accumulated credits in accounts payable on the statement of financial condition.

2. Significant Accounting Policies (continued)

Under its T*Share program, the Company arranges for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses at the Company. Participating brokers reach an agreement with Instinet to transfer trading and commission data, as needed. The Company records a receivable from executing brokers in transaction fees and other receivables, net and a corresponding payable in accounts payable on the statement of financial condition.

Foreign currency transactions

Assets and liabilities denominated in foreign currencies are remeasured into U.S. dollar equivalents using period-end spot foreign exchange rates while income and expenses are remeasured at the average exchange rates during the fifteen month period.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, *Income Taxes* ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.

Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

As of March 31, 2011, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10.

Derivatives

From time to time, the Company may enter into forward foreign currency contracts to either facilitate customers' settling transactions in various currencies or provide affiliates with funding resources.

2. Significant Accounting Policies (continued)

For customer-related forward contracts, the Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. These typically do not extend beyond 14 days. For the funding of affiliates, the Company generally enters in forward swaps that last one month.

All derivative instruments are presented at their fair value in the statement of financial condition in receivable from and payable to broker-dealers and clearing organizations.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of March 31, 2011, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 43,911,847	$ 41,433,291
Receivable/payable from/to clearing organizations	42,630,315	–
Trade date receivable, net	39,488,545	–
Fees, commissions and other receivable/payable	31,853	2,849,123
	$ 126,062,560	$ 44,282,414

Fails to deliver balances arise when the Company does not deliver securities on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. Fails to receive balances arise when the Company does not receive securities on settlement date. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities.

Receivables from clearing organizations relate to clearing deposits required by clearing organizations. The Company provides additional deposits as requested by clearing organizations.

Trade date receivable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net of all such transactions with clearing organizations as a receivable or a payable.

4. Related Party Transactions

At March 31, 2011, balances with related parties are included in the following statement of financial condition captions:

Assets	
Securities borrowed	$ 1,215,000
Transaction fees and other receivables, net	228,229
Receivable from affiliates	6,443,895
Liabilities	
Payable to affiliates	8,116,434

Instinet and its affiliates entered into a cross-border agreement and a profit sharing agreement as of April 1, 2009.

Prior to adopting the new profit sharing agreement as of April 1, 2009, the Company, with the assistance of expert advisors, conducted a "functional analysis" with the intent of a) ascertaining the functions that drive profitability and b) developing a profit allocation method that would comply with the US tax transfer pricing regulations (IRC section 482) and the Organization for Economic Cooperation and Development ("OECD") guidelines with respect to transfer pricing. The global profit sharing agreement provides for a routine return on expenses that are not linked to revenue drivers (defined as customer relationship or technology), along with a sharing of global residual profit along the defined revenue drivers. The Company believes that this method is compliant with the relevant tax rules in all jurisdictions in which it does business.

Instinet Group, LLC ("IGLLC"), is a wholly-owned subsidiary of IHI that provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business in exchange for a fee. The service fee is equal to IGLLC's eligible expenses, net of income, plus 5%.

The Company provides various operational, management and administrative personnel services to Chi-X Canada ATS Limited, a subsidiary of IHI.

The Company provides various operational, management and administrative personnel services to Meet the Street, LLC, a subsidiary of IHI.

4. Related Party Transactions (continued)

The Company provides execution services to Nomura Securities International, Inc. ("NSI") for trading in U.S. securities. The Company further uses NSI as one of its securities lending counterparties and recorded $1,215,000 as securities borrowed from NSI on the statement of financial condition as of March 31, 2011.

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Savings Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions.

To be eligible for the contribution, an employee needs to be an active employee as of March 31, 2011 with at least three months' service.

Certain of the Company's employees were granted restricted share units ("RSU") of NHI in April 2009 and April 2010. These units become vested after two years and are payable to the recipient in cash based on the fair market value of the RSUs at the date of vesting. Therefore, the Company's ultimate payment under such awards is not fixed at the date of the grant, requiring re-measurement of such awards at each statement of financial condition date. As of March 31, 2011, the Company recorded its allocated share of $2,039,593 in accrued compensation on the statement of financial condition.

For the 2009 RSU plan, Nomura Holding America Inc ("NHA") entered in an economic hedge on behalf of itself and certain affiliates for which Instinet, LLC recorded its allocated portion of $328,639 in the statement of financial condition as a reduction in receivable from affiliates.

For the 2010 RSU plan, Nomura International PLC entered into an economic hedge on behalf of itself and certain affiliates for which Instinet, LLC recorded its allocated portion of $203,181 in the statement of financial condition as a reduction in receivable from affiliates.

5. Commitments, Contingencies and Guarantees

From time to time, the Company may be involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty,

5. Commitments, Contingencies and Guarantees (continued)

management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company's statement of financial condition.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred.

However, based on the Company's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's statement of financial condition.

The Company is committed under contracts with certain key employees to pay guaranteed bonuses of $400,000 for the fiscal year ended March 31, 2012, but nothing thereafter.

The Company is committed under a letter of credit in the amount of $500,000 that expires in June 2011.

6. Credit, Market and Other Risks

The Company is exposed to market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally three business days in the U.S. equities markets and can be as much as five days in some international markets. In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

The majority of the Company's transactions, including derivatives and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

6. Credit, Market and Other Risks (continued)

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customer's needs and to enter into equity finance transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities. In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

7. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, IHI, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). The Company pays to or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI. As a single-member limited liability company ("LLC"), the Company records taxes on a separate company basis as if it were a division of IHI. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated Federal income tax return, and consolidated or combined state and local income tax returns.

The Company is currently under routine federal income tax audits for the short period December 8, 2005 to December 31, 2005, calendar year ended December 31, 2006, short period January 1, 2007 to January 31, 2007, short period February 1, 2007 to March 31, 2007 and the fiscal years ended March 31, 2008 and March 31, 2009. Additionally, the Company is currently under

7. Income Taxes (continued)

routine audits by various state and local tax jurisdictions for the short period December 8, 2005 to December 31, 2005, calendar year ended December 31, 2006, short period January 1, 2007 to January 31, 2007, the short period from February 1, 2007 to March 31, 2007, and the fiscal year ended March 31, 2008.

The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Deferred tax expenses and benefits are recognized in the statement of financial condition.

The deferred tax asset relates to temporary differences at March 31, 2011 and consists of accruals and allowances for $1,819,888.

Management believes that it is more likely than not that the deferred tax asset will be realized. The deferred tax asset of $3,089,750 related to the unused capital loss carry forward expired in 2010. The Company had, in prior years, determined that it was more likely than not that the capital loss carry forward would not be realized and established a full valuation allowance against this component of the deferred tax asset.

8. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

8. Fair Value of Financial Instruments (continued)

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of March 31, 2011, financial instruments owned or held by the Company consist primarily of $126,277,641 of money market funds recorded in cash and cash equivalents.

All financial instruments are classified as Level I. No Level II or III assets were owned or held by the Company at March 31, 2011.

Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value. As such, financial instruments reflect their estimated fair value or are short term in nature and bear interest at current market rates and, accordingly are carried at amounts approximating fair value.

9. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions.

At March 31, 2011, the Company had regulatory net capital of $115,986,726 which was $114,216,531 in excess of its required net capital of $1,770,195. The Company's ratio of net capital to aggregate debit items was 131.04%.

9. Regulatory Requirements (continued)

Additionally, under Rule 15c3-3, the Company had cash on deposit of $11,700,000 in the special reserve bank account for the exclusive benefit of customers, with no required deposit at March 31, 2011. The Company deposited an additional $2,200,000 in the special reserve bank account for the calculation performed as of March 31, 2011, resulting in cash on deposit of $13,900,000.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Company did not require any such notification during the 15-month period ended March 31, 2011.

The Company has commenced commodity futures brokerage activity. Instinet acts solely as an introducing broker and neither executes nor clears commodity futures transactions with its customers. CFTC has a $1,000,000 minimum capital requirement that applies to the Company's futures activity.

10. Subsequent Events

The Company has evaluated subsequent events through May 26, 2011, the date as of which the statement of financial condition is being issued.

Ernst & Young LLP

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